23003154

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Rd., Suite 203
(No. and Street)

Dallas	Texas	75238
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jennison (214) 349-6973
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

325 N St Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Raymond Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY L. RYDER
ID #125795353
My Commission Expires
August 27, 2022
NOTARY PUBLIC STATE OF TEXAS

Signature

President
Title

Tammy L. Ryder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST CANTERBURY SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

FIRST CANTERBURY SECURITIES, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of First Canterbury Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
March 25, 2020

FIRST CANTERBURY SECURITIES, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 102,350
Receivable from broker-dealers and clearing organizations	7,370
Property and equipment, net	35,584
Total assets	$ 145,304

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Salaries and commissions payable	$ 21,622
Payable to shareholder	1,736
Total liabilities	23,358
Stockholders' equity	
Common stock, 100,000 shares authorized with $1.00 par value, 100,000 shares authorized and 1,000 shares issued and outstanding	1,000
Additional paid-in capital	155,415
Retained earnings	(34,469)
Total stockholders' equity	121,946
Total liabilities & stockholders' equity	$ 145,304

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Securities commissions	$ 105,790
Distribution fees	23,840
Net gains (losses) on securities trading accounts	20,416
Fee income	9,690
	159,736
Expenses	
Compensation and benefits	69,178
Clearance fees	19,518
Communications	6,020
Promotional fees	5,996
Travel and entertainment costs	7,612
Occupancy and equipment costs	17,777
Regulatory fees	6,065
Professional fees	21,882
Other expenses	7,705
	161,753
Loss before income taxes	(2,017)
Federal income tax expense	--
Net loss	$ (2,017)

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Common Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at December 31, 2018	1,000	$ 1,000	$ 149,435	$ (32,452)	$ 117,983
Contribution from stockholders	--	--	5,980	--	5,980
Net loss	--	--	--	(2,017)	(2,017)
Balances at December 31, 2019	1,000	$ 1,000	$ 155,415	$ (34,469)	$ 121,946

The accompanying notes are an integral part of these financial statements.

FIRST CANTERBURY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net loss	$ (2,017)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	1,747
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	5,833
Decrease in securities owned	94,331
Decrease in salaries and commissions payable	(9,380)
Decrease in payable to shareholder	(618)
Net cash used by operating activities	89,896
Cash flows from investing activities	
Contribution from stockholders	5,980
Net cash provided by investing activities	5,980
Cash flows from financing activities	
Net cash provided by financing activities	--
Net increase in cash and cash equivalents	95,876
Cash and cash equivalents at beginning of year	6,474
Cash and cash equivalents at end of year	$ 102,350

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First Canterbury Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. At December 31, 2019 there were no amounts receivable from registered representatives.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The expense from the current year income has been reported in these financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and declining balance method over estimated useful lives of five to seven years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of approximately $86,362 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At December 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Subsequent Events

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company is anticipating a potential decline in revenues.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2019

Schedule I

FIRST CANTERBURY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 121,946
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	121,946
Deductions and/or charges	
Property and equipment	(35,584)
Net capital before haircuts on securities positions	86,362
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 86,362

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Salaries and commissions payable	$ 21,622
Payable to shareholder	1,736
Total aggregate indebtedness	$ 23,358

Schedule I (continued)

FIRST CANTERBURY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,557
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 36,362
Excess net capital at 1000%	$ 26,362
Ratio: Aggregate indebtedness to net capital	0.3 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per filed December 31, 2019 Focus IIA Report	89,039
Decrease in cash and cash equivalents	(9,112)
Increase in receivable from broker-dealers and clearing organizations	6,435
Total capital and allowable subordinated liabilities	86,362

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2019

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder
First Canterbury Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) First Canterbury Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which First Canterbury Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (b) First Canterbury Securities, Inc. stated that First Canterbury Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Canterbury Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Canterbury Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
March 25, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201

www.hartgravesllc.com

(214) 738-1998
admin@hartgravesllc.com

First Canterbury Securities, Inc. Exemption Report

First Canterbury Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Raymond Jennison, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards, R E Jennison

CEO Raymond E. Jennison

Date of Report: March 12, 2020